EXHIBIT (12)

                    HELLER FINANCIAL, INC. AND SUBSIDIARIES

                       COMPUTATION OF RATIO OF EARNINGS
            TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                                  (unaudited)
                             (dollars in millions)

                                                        For the Three
                                                         Months Ended         For the Twelve Months Ended
                                                        March 31, 1998    1997    1996    1995    1994    1993
                                                        --------------    ----    ----    ----    ----    ----
                                                                     (dollar amounts in millions)
Net income before income taxes and minority interest         $ 77          233     183     181     174     133
                                                             ----         ----    ----    ----    ----    ----
Add-Fixed charges
    Interest and debt expense                                 155          516     452     464     336     264
    One-third of rentals                                        2            8       7       7       6       5
                                                             ----         ----    ----    ----    ----    ----

        Total fixed charges                                   157          524     459     471     342     269
                                                             ----         ----    ----    ----    ----    ----
Net income, as adjusted                                      $234          757     642     652     516     402
                                                             ----         ----    ----    ----    ----    ----

Ratio of earnings to fixed charges                           1.49x        1.44x   1.40x   1.38x   1.51x   1.49x
                                                             ----         ----    ----    ----    ----    ----

Preferred stock dividends on a pre-tax basis                    8           21      13      14      14      11

        Total combined fixed charges and
          preferred stock dividends                          $165          545     472     485     356     280
                                                             ----         ----    ----    ----    ----    ----
Ratio of earnings to combined fixed charges and
  preferred stock dividends                                  1.42x        1.39x   1.36x   1.34x   1.45x   1.44x
                                                             ----         ----    ----    ----    ----    ----


     For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividends, "earnings" includes income before income taxes, the minority interest in Heller International Group, Inc. income and fixed charges. "Combined fixed charges and preferred stock dividends" includes interest on all indebtedness, one third of annual rentals (approximate portion representing interest) and preferred stock dividends on a pre-tax basis.